UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14045

LASALLE HOTEL PROPERTIES (Pebblebrook Hotel Trust as assignee of Ping Merger Sub, LLC, successor by merger to LaSalle Hotel Properties) (Exact name of registrant as specified in its charter)

7315 Wisconsin Avenue, 1100 West
Bethesda, Maryland 20814
(240) 507-1300
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive office)
Common Shares of Beneficial Interest, $.01 par value per share
6.375% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share
6.3% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Shares of Beneficial Interest, $.01 par value per share	0
6.375% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share	0
6.3% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pebblebrook Hotel Trust, as assignee of Ping Merger Sub, LLC, successor by merger to LaSalle Hotel Properties, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2018

Pebblebrook Hotel Trust
(as assignee to Ping Merger Sub, LLC, successor by merger to LaSalle Hotel Properties)

By:	/s/ Raymond D. Martz
	Name:	Raymond D. Martz
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary